Exhibit 3.1

AMENDMENT

TO THE

THIRD AMENDED AND RESTATED BYLAWS

OF

EPL OIL & GAS, INC.

(Adopted March 11, 2014)

In accordance with Article VII of the Amended and Restated Certificate of Incorporation (as amended) of EPL Oil & Gas, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), and Article 10 of the Third Amended and Restated Bylaws of the Corporation (the “Bylaws”), the Bylaws are hereby amended as follows:

(i)	The following provision is hereby inserted into the Bylaws as a new Section 7.6:

Section 7.6 Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or these Bylaws (in each case, as may be amended from time to time); or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.6.